[DECHERT LLP LETTERHEAD]

April 10, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company
File Nos. 002-71299 and 811-3153

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, is one copy of Post-Effective Amendment No. 171 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains a prospectus and statement of additional information relating to the Russell U.S. Strategic Equity Fund, a new series of the Trust.

Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing. No fees are required in connection with this filing. Please contact me at (617) 728-7128 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	John V. O’Hanlon
Mary Beth Rhoden